恒生銀行
HANG SENG BANK

理財創富 專注為你
[redacted]aging wealth for you, with you.

07023341

Our Ref: HOS LGA 070234
Your Ref: File No. 82-1747

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, NW
Washington, DC 20549
USA

3 May 2007

Attention: Ms Janette M Aalbregtse

SUPPL

Dear Sirs

AMERICAN DEPOSITARY RECEIPTS

I am pleased to advise that the Directors today declared a First Interim Dividend for the year ending 31 December 2007.

A copy of the relevant press release issued today is enclosed for your information.

Yours faithfully

C C Li
Company Secretary

Encl

PROCESSED
MAY 1 5 2007
THOMSON
FINANCIAL

SEC MAIL
RECEIVED
MAY 07 2007
WASH., D.C.
209
PROCESSING
SECTION

dlw 5/10

Press Release

新聞稿

3 May 2007

HANG SENG ANNOUNCES FIRST INTERIM DIVIDEND FOR 2007

The Board of Directors of Hang Seng Bank today declared a first interim dividend of HK$1.10 per share in respect of the year ending 31 December 2007.

The first interim dividend will be payable on Tuesday, 5 June 2007, to shareholders on the Register of Shareholders as at Tuesday, 22 May 2007.

The Register of Shareholders of the Bank will be closed for one day on Tuesday, 22 May 2007, during which no transfer of shares can be registered. To qualify for the first interim dividend for 2007, all transfers, accompanied by the relevant share certificates, must be lodged for registration not later than 4:30 pm on Monday, 21 May 2007, with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

The results for the first half of 2007 will be announced on Monday, 30 July 2007.

The proposed timetables for the second, third and fourth interim dividends in respect of 2007 are:

Second interim dividend for 2007

Announcement	30 July 2007
Book close and record date	21 August 2007
Payment date	30 August 2007

Third interim dividend for 2007

Announcement	5 November 2007
Book close and record date	27 November 2007
Payment date	11 December 2007

Fourth interim dividend for 2007

Announcement	3 March 2008
Book close and record date	18 March 2008
Payment date	28 March 2008

more...

Hang Seng Announces First Interim Dividend For 2007/ 2

Founded in 1933, Hang Seng Bank is a principal member of the HSBC Group. It operates around 150 branches and automated banking centres and 13 Business Banking Centres in Hong Kong; a branch in Macau; and a network of 17 Mainland outlets, including seven branches (in Beijing, Shanghai, Guangzhou, Dongguan, Shenzhen, Fuzhou and Nanjing), nine sub-branches (six in Shanghai, two in Guangzhou and one in Shenzhen) and one representative office (in Xiamen). The Bank also has a representative office in Taipei.

With consolidated assets of HK$669.1 billion at the end of 2006, the Bank reported a profit attributable to shareholders of HK$12.04 billion for 2006. For further information on Hang Seng, please visit the Bank's website at www.hangseng.com and the Mainland website at www.hangseng.com.cn.

Media enquiries to:

Cecilia Ko	(852) 2198-4227
Michelle Chan	(852) 2198-4236

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